Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Dated: April 13, 2010

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

NOTE REGARDING FORWARD -LOOKING STATEMENTS:

This report contains forward-looking statements, being all statements that are not historical facts, including, without limitation, statements regarding our future plans and activities, anticipated developments on our properties, the potential for mineral production, results of permit applications and future commodity markets. In addition, estimates of resources may be forward-looking statements to the extent they represent estimates of mineralization that will be encountered if a property is developed. Forward-looking statements are necessarily based on a number of estimates and assumptions. There can be no assurance that our forward-looking statements will be accurate. Factors that could cause results to differ materially from those expressed in our forward-looking statements include the actual results of further exploration and development, financing risks, the risk of currency and commodity price fluctuations, execution risk, political risk, and the other risks set forth  in our most recent annual information form filed with the Canadian provincial securities regulators and the Company’s most  recent annual report on Form 40-F filed with the SEC, which are available at www.sedar.com and www.sec.gov, respectively. You should not place undue reliance upon our forward-looking statements. We disclaim any responsibility to update our forward-looking statements.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

All resource estimates contained in this report have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this report uses the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Information concerning descriptions of mineralization and resources contained in this report may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Management Discussion and Analysis

1.

DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. (the “Company” or “Platinum Group”) is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in the Republic of South Africa and Ontario, Canada. The Company completed a definitive Feasibility Study in July 2008 and an Updated Feasibility Study in October 2009 with respect to its Western Bushveld Joint Venture (“WBJV”) in the Republic of South Africa. Included in each Study is a declaration of reserves at the time of publication.

The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

This management discussion and analysis (“MD&A”) of the Company focuses on the financial condition and results of operations of the Company for the period ended February 28, 2010. It is prepared as of April 13, 2010 and should be read in conjunction with the unaudited consolidated financial statements of the Company for the quarter ended February 28, 2010 together with the notes thereto.

All references herein to “dollars” or “$” refer to Canadian dollars unless otherwise stated.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

a)

Results of Operations

Any reference to “period” refers to the quarter ended February 28, 2010.

At February 28, 2010 the Company had cash and cash equivalents of $32,810,524 as compared to $6,253,999 on February 28, 2009. The Company was owed $2,187,204 by the WBJV partners for WBJV expenditures at period end. Accounts payable at period end totaled $1,273,294 (2009 - $2,650,387); of this amount approximately $129,000 was payable against legal costs, $55,000 was due for advisory and consulting expenses and $43,000 was payable for filing and transfer agent fees. There was also approximately $400,000 payable for exploration expenses with the majority of this amount in turn being receivable from joint venture partners and the balance being related to overhead costs. The balance of accounts payable related to overhead and administrative costs. The Company sold the majority of its marketable securities during the period for proceeds of $2,918,391.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

During the period the Company had a net loss before taxes of $383,494 (2009 - $3,766,120). The gain is primarily due to the realization on sale of marketable securities of $2,714,691. Before a non-cash charge for stock based compensation of $137,600 (2009 - $1,175,451), and including net interest earned of $212,645 (2009 - $24,274), general and administrative expenses totaled $2,908,532 (2009 - $2,657,703). The $250,829 increase in general and administrative expenses over the comparative year’s period is explained for the most part by a foreign exchange loss of $85,809 compared to a foreign exchange gain of $232,821 in 2009; a $68,002 increase in professional fees ($465,773 vs. $397,771 in 2009); a $27,415 increase in management and consulting ($649,463 vs. $622,048 in 2009); and a $70,548 increase in filing and transfer agent expense ($114,783 vs. $44,235 in 2009). Offsetting some of these increased expenses was a decrease of $91,107 in shareholder relations expenses ($118,604 vs. $209,711 in 2009); and a decrease of $91,895 in travel expenses ($215,537 vs. $307,432 in 2009). Shareholder relations expense, and travel expense decreased as the Company attended less trade shows in the period as the Company applied fewer resources to investor relations then during the time of economic uncertainty in 2009 and made less frequent trips to and from South Africa as a result of the Company COO spending more time on the ground in South Africa,

Apart from the realized gain of $2,714,691 on marketable securities and net interest of $212,645 (2009 - $24,274) earned on cash deposits during the period and cost recoveries from partners of $99,889 (2009 - $94,528), the Company had no significant revenues. In October 2008 the Company closed a non-brokered private placement for net cash proceeds of $7,308,081, and in June 2009 the Company closed a brokered offering for net cash proceeds of $32,155,218. In a short form prospectus dated June 10, 2009, the Company estimated that net proceeds received by the Company from the offering would be between $29,732,827 and $34,234,001 dependent upon the Over-Allotment Option. The Company noted its intention in the short form prospectus for the offering, that the use of proceeds would primarily be used to pay Anglo Platinum for the equalization of ounces contributed by Anglo Platinum to the WBJV. The remainder of the net proceeds would be used for general working capital. At April 9, 2010 this payment was estimated at $25.7 million including interest.

At the date of this MD&A the proceeds raised in its June 2009 short form prospectus offering remain on hand and the Company still plans that these funds will be expended according to the use of proceeds as detailed above and in the June 2009 short form prospectus.

Total global exploration, engineering and development expenditures for the Company’s account, including the Company’s share of WBJV expenditures during the period, totaled $799,234 (2009 - $912,994). Of this amount $770,782 was for the WBJV (2009 - $682,232) and $28,452 was for other exploration (2009 - $230,762). Total WBJV expenditures during the period by all WBJV partners amounted to $2,018,162 (2009 - $1,061,786). Exploration expenditures by JOGMEC of $871,231 during the period are netted against payments made by JOGMEC to the Company and therefore are not included in the total reported above.

Activities for the WBJV have included research and data review, prospecting, mapping, detailed engineering, drilling of project areas, geophysical studies, geotechnical work, metallurgical studies and mine plan and scheduling work. The Company has paid the South African power utility Company (ESKOM) deposits against their work to design infrastructure for the delivery of construction power and commercial production power to the property.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

During 2007 the WBJV then commissioned a Feasibility Study for the Project 1 area of the WBJV, which was completed and delivered to the partners of the WBJV on June 30, 2008.

An Updated Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was announced October 8, 2009 entitled “Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” and was filed by the Company on www.sedar.com on November 25, 2009. The revised resource estimation indicates that measured and indicated resources had increased as a result of further drilling in the Project 1 & 1A areas. These upgraded ounces have not yet been included in the mineable reserves of the Updated Feasibility mine plan.

The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of up to 156,000 reef tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. There are further defined resources in the Project 1 area which represent additional production potential. The mining and development plan includes conventional hand-held drilling utilizing electrical drills and scraper winch cleaning.

The Project 1 mine design as described in the Updated Feasibility Study involves the construction of a platinum mine and concentrator to produce approximately 275,000 ounces of combined platinum, palladium, rhodium and gold (“4E”) in concentrate per year steady state for 9 years with a 22 year total underground mine life. The capital cost for the mine and concentrator complex were estimated at R3.55 billion (approximately $505 million at the time of writing) for peak funding and R4.76 billion (approximately $677 million at the time of writing) for life of mine funding. The current peak funding capital cost estimate is approximately R500 million (approximately $71 million) lower than the July 2007 estimate, primarily due to the reduction in capital costs which resulted from a design change from 100% diesel self electrical generation capacity to a 25% standby capacity as well as from improved mine development planning.

Results of the Updated Feasibility Study show a 23.54% Internal Rate of Return (pre-tax) Base Case, using 3 year trailing metal prices to September 2009, calculated on the monthly averages including US$1,343 per ounce for platinum. The Updated Feasibility Study model does not include escalation due to inflation of costs or metal prices.

Details of the Company’s Revised Attributable Reserves and Resources from the Updated Feasibility Study are shown below at Item 2d. “Exploration Programs and Expenditures”.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The Company also maintains three other projects in South Africa on the North Limb of the Bushveld Complex, Tweespalk Waterberg and War Springs, both currently the subject of renewed consideration. During 2008 the Company conducted new soil and geological surveys on the War Springs project. On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs project based on drilling and exploration work conducted in the last three years. (See Item 2d. “Exploration Programs and Expenditures” below).

On March 5, 2009 the Company announced an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. The first and second year JOGMEC option commitments of US$1,500,000 have been completed with approximately 12,397 metres drilled to March 31, 2010. Total expenditures incurred by JOGMEC to February 28, 2010 amounted to approximately $1,667,157. Further work programs for the War Springs project which are to be funded by JOGMEC in 2010 are currently being planned. Surface exploration work at the Waterburg property consisting of geophysical surveys had just commenced at the end of January 2010.

During 2008 the Company conducted a new business generative program in South Africa. Research and implementation, including the staking of several new license areas on or near to the Bushveld Complex, cost approximately $51,029. The Company has received the grant of several new prospecting permits as a result of this work.

The Company has conducted small work programs on its Canadian projects during the years ended August 31, 2008 and 2009. A 1,125 metre drill program was completed on the Company’s Lac Des Iles project in the first quarter of 2008 and a further 978 metres was completed in February of 2009. The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay as a strategic holding against potentially increasing prices for palladium and platinum. Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in this area in the future.

For more information about the WBJV and the Company’s other mineral properties, please refer to Notes 5. and 6. of the Company’s February 28, 2010 unaudited financial statements and below.

The Company’s complement of staff, consultants and casual workers consists of approximately 30 individuals at present. Office space and support services in Canada and South Africa are being maintained at similar levels in 2010 as compared to 2009.

The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

	Year ended Aug 31, 2009	Year ended Aug. 31, 2008	Year ended Aug. 31, 2007
Interest income	$139,548 (1)	$243,339	$434,949
Net Loss	($6,963,384) (2)	($5,086,589)	($6,758,123)
Basic and diluted Loss per Share	($0.10) (3)	($0.08)	($0.12)
Total Assets	$67,070,797 (4)	$32,492,583	$36,764,203
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:

(1)

The Company’s only significant source of revenue during the years ending August 31, 2007 to 2009 was interest revenue from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

(2)

The Company’s net loss during the year ending August 31, 2009 was higher than in 2008 and 2007 due to several factors. Compensation expense totalled $1,615,361 in 2009 as opposed to $1,345,722 in 2008 and $1,400,258 in 2007. Another factor is the stock compensation expense which totalled $2,100,736 in 2009 as opposed to $580,128 in 2008 and $1,487,661 in 2007. Another factor is the write off of deferred mineral property costs of $Nil in 2009, $Nil in 2008, and $1,323,222 in 2007. If one removes the effect of these factors from each fiscal year the recorded annual loss is $3,247,287 for 2009, and $3,160,739 for 2008 and $2,546,982 for 2007. The remaining general and administrative costs are higher in 2009 than in 2008 and 2007 except for travel expenses, news releases, print and mail out, and filing and transfer agent fees. The Company also had a $360,173 increase in foreign exchange gains when comparing 2009 to 2008. The Company had a foreign exchange loss of $83,292 in 2007, a $37,340 loss in 2008 to a $322,833 gain in 2009.

(3)

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.  The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(4)

Total assets had been increasing year-on-year primarily as a result of the Company’s cash balance and continued investment in mineral properties funded by completion of private placement equity financings. At August 31, 2009 the Company held $32,965,685 (2008 -$1,779,871; 2007 - $14,669,067) in cash and cash equivalents. The Company’s cash balance at August 31, 2008 was much lower than 2007 and 2009 as it did not complete any equity financings during 2008.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Interest & Other Income(1)	Net (Loss) Gain (2)	Net (Loss) Earnings per Share
February 28, 2010	$177,201	($975,747)	($0.01)
November 30, 2009	$35,444	$592,253	$0.01
August 31, 2009	$41,315	($2,036,467)	($0.02)
May 31, 2009	$73,959	($1,478,807)	($0.02)
February 28, 2009	$24,172	($1,665,682)	($0.03)
November 30, 2008	$102	($2,100,438)	($0.03)
August 31, 2008	$22,396	($1,143,001)	($0.02)
May 31, 2008	$38,027	($1,367,784)	($0.02)

Explanatory Notes:

(1) The Company’s primary source of revenue during the quarters listed above was interest revenue from interest bearing accounts held by the Company. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2) Net gains (losses) by quarter are often materially affected by the timing and recognition of large non-cash income, expenses or write-offs. In the quarter ended February 28, 2010 there were no non-cash income, expenses or write-offs but for example, the quarter ended November 30, 2009 includes a non-cash charge for stock based compensation in the amount of $137,600, and a non-cash gain realized on marketable securities of $2,100,080. The quarter ended August 31, 2009 includes a non-cash charge for stock based compensation in the amount of $705,750, the quarter ended May 31, 2009 includes a non-cash charge for stock based compensation in the amount of $219,535, the quarter ended February 28, 2009 includes a non-cash charge for stock based compensation in the amount of $373,042, the quarter ended November 30, 2008 includes a non-cash charge for stock based compensation in the amount of $802,409, the quarter ended August 31, 2008 includes a non-cash charge for stock based compensation in the amount of $Nil, the quarter ended May 31, 2008 includes a non-cash charge for stock based compensation in the amount of $187,931. After adjusting these non-cash charges, the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the past two years as described above at “Discussion of Operations and Financial Condition”.

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the financial obligations as set out in the table provided at Item 6. below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures as set out in the table at Item 6. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital by issuance of securities or by a sale or partnering of project interests in order to meet the payment requirements of the consolidation transaction (as referred herein) announced September 2, 2008. See discussions at item 2. a) "Results of Operations" above and at item 6. "Liquidity and

Capital Resources" below. The Company has completed a Feasibility Study for the Project 1 area of the WBJV. If a production decision is taken the Company will pursue both equity and debt financing for its share of the capital requirements for that project.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

From mid calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products. Markets have improved since that time. See “Economic and Political instability may affect the Company’s business” under Item 2c. “Risk Factors” below.

c)

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the U.S. Securities & Exchange Commission. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All but one of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties, the exception being the development stage Project 1 of the WBJV (see Item 2d. “Exploration Programs and Expenditures” below). At this stage, favorable results, estimates and studies are subject to a number of risks, including:

•

the limited amount of drilling and testing completed to date;

•

the preliminary nature of any operating and capital cost estimates;

•

the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;

•

the likelihood of cost estimates increasing in the future; and

•

the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by us or by our joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of our properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Economic and Political instability may affect the Company’s business

Since mid-calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. Markets have shown an improving trend since that time, but macro-economic events could still negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward in 2010 and beyond. Based on current and expected metal prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time.

South Africa has undergone significant change in its government and laws since the free elections in 1994. At present, Mining Legislation in South Africa is continuing to undergo change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, the South African legal regime may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. There is no certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, fluctuations in currency exchange rates and inflation.

The Company is subject to risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the U.S. Dollar

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in the Republic of South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company. In the past year to April 9, 2010 the South African Rand has appreciated to the Canadian dollar by approximately 2.5% and the Canadian dollar has appreciated to the American dollar by approximately 18%.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The Company’s properties are subject to title risks

The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties. In addition, the Company’s properties may be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation. The Company is currently awaiting transfer and registration of prospecting permit rights for the WBJV into a holdco under the 74% deal announced in September 2008. See more detail below under “d) Exploration Programs and Expenditures – Western Bushveld Joint Venture.”

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental risks may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing, and in general are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and, if the Company’s projects enter the production phase, the amount of the Company’s revenue or profit or loss.

d)

Exploration Programs and Expenditures General

The Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company. The Company conducts all of its South African exploration and development work through PTM RSA.

Mineral property acquisition and capital costs deferred during the period totaled $43,486 (2009 - $59,045). Of this amount acquisition costs relating to the Company’s pro-rata share of the WBJV amounted to $Nil (2009 - $42,503). The balance of $43,486 (2009 - $16,542) was spent on other mineral property costs in Canada and South Africa. Exploration, engineering and development costs incurred globally in the period for the Company’s interests totaled $799,234 (2009 - $912,994). Of that amount $16,863 (2009 - $132,602) was incurred on the Company’s Canadian properties and $11,589 (2009 - $780,392) was incurred on the Company’s South African properties. Of the South African amount, $770,782 was for the Company’s share of WBJV expenditures (2009 - $682,232). The total amount (100%) of expenditures by all Joint Venture partners for the period for the WBJV came to $2,018,162 which was higher than the 100% amount spent for the same period last year (2009 - $1,061,786).

During the period there were no write-offs in deferred costs relating to South African or Canadian projects, and there were no write-offs during the prior period. For more information on mineral properties, see Note 5 and 6 of the Company’s February 28, 2010 unaudited Financial Statements.

Western Bushveld Joint Venture

On October 26, 2004 the Company (37%) entered into a Joint Venture with Anglo Platinum Limited (“Anglo Platinum”) (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) (26%) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98 JQ and Elandsfontein 102 JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94 JQ, Elandsfontein 102 JQ and Frischgewaagd 96 JQ. On April 9, 2007, Anglo Platinum contributed to the WBJV a 50% interest in the mineral rights to the 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ. With this addition, the WBJV encompasses approximately 72 square kilometres of territory.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The Company is the operator of the WBJV. From October 2004 to April 2006, the Company funded a required exploration program in the amount of Rand 35 million. Since then, the partners of the WBJV have funded their portion of further expenditures pro-rata based upon their working interest in the Joint Venture.  Activities for the WBJV have included research and data review, prospecting, mapping, detailed engineering, drilling of project areas, geophysical studies, geotechnical work, metallurgical studies, pre-feasibility and feasibility studies, and mine plan and scheduling work.

In April 2007 Africa Wide accepted an offer for the purchase of 100% their company from Wesizwe Platinum Ltd. (WEZ:JSE). The transaction closed in September 2007 and Wesizwe paid consideration of 57.4 million new shares of Wesizwe at a deemed price of Rand 10.48 per share for total consideration of Rand 601.5 million (approximately $90 million). Since September 2007 Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

Under the terms of the original WBJV agreement, once a final Feasibility Study has been completed and a decision to mine has been taken the respective deemed capital contribution of each party will be credited based on their contribution of measured, indicated, and inferred PGM ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Under the terms of the original WBJV Agreement, inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. The Company will also be credited for its Rand 35 million expenditure as described above. For the later contribution of Portion 11 to the WBJV the original credit rates for equalization as described above have been amended to US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce in order to adjust for market conditions at the time. At the time of writing the estimated equalization payment due to Anglo Platinum by the Company is approximately $25.7 million including accrued interest since January 1, 2009.

On September 2, 2008 the Company announced that the parties to the WBJV had agreed to terms whereby the ownership of the WBJV would be consolidated and rationalized (the “Consolidation Transaction”) (see the Company’s September 2, 2008 announcement), and on December 9, 2008 the Company announced that it had executed definitive agreements in this regard. Under the terms PTM has the right to acquire effective ownership of 74% of WBJV Projects 1 and 3 and Wesizwe will acquire 100% of Project 2 and 26% of Projects 1 and 3. The transactions are to become effective upon fulfillment of all conditions precedent and regulatory approvals including the approval of the Department of Mineral Resources, Republic of South Africa, for Section 11 transfers of mineral rights pursuant to the Mineral and Petroleum Resources Development Act. At the time of this report all conditions precedent have been satisfied with the exception of the receipt of several outstanding approvals for Section 11 transfers and the registration of titles. These final conditions are expected to be complete in mid 2010. Once all title transfers and registrations are complete, the Company’s equalization payment will be due to Anglo Platinum, as described above.

Upon the effective date of the Consolidation Transaction, Anglo Platinum will vend its 37% interest in the WBJV to Wesizwe in exchange for common shares representing approximately a 26% interest in Wesizwe. PTM will concurrently acquire a 54.75% interest in Projects 1 and 3 through a direct shareholding in a corporation that will hold all of the interests in Project 1 and 3 (“Holdco”), the other 45.25% being held by Wesizwe. PTM will also acquire a right to subscribe for additional shares in Holdco to increase its stake in projects 1 and 3 to 74%. In exchange PTM will deliver to Wesizwe PTM’s interest in Project 2 valued at R376.9 million (approx. $53 million) and a cash payment of R408.6 million (approx. $57 million). The R408.6 million cash payment will be made by PTM to Holdco for the subscription of shares as described above. The subscription payment will be due 270 days after the effective date of the Consolidation Transaction. The payment proceeds will be held in escrow by Holdco to be applied towards Wesizwe’s 26% share of funding for Projects 1 and 3. Should the Company not make all of the required cash subscription, its interest in the projects would be reduced accordingly, unless Wesizwe and the Company agree upon alternative arrangements.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Under the new agreement, Anglo Platinum will hold a 60 day first right of refusal on the sale of ore or concentrate over the original WBJV mineral rights.

A Feasibility Study for Project 1 of the WBJV was delivered to the partners on June 30, 2008 and results thereof were published by the Company in a news release dated July 7, 2008. An Updated Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was published by the Company on October 8, 2009.

The prill splits and 4E estimates for Project 1 and 3 have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple Kriging for Project 1.

Mineral Resources – (MR- Merensky Reef; UG2- Upper Group 2 Reef).

The Mineral Resources reported in the Updated Feasibility Study had not been previously disclosed. This updated Resource is based on the additional drilling done in Project 1 & 1A areas. The revised resource estimation indicates that measured and indicated resources have increased as a result of further drilling in the Project 1 & 1A areas. These upgraded ounces have not yet been included in the mineable Reserves of the Updated Feasibility mine plan. The Resource update was done to conform to a minimum 80cm resource cut which is in line with that used by producing mines in the area. Sampling practice, bore hole data, other factors and quality control and assurance are as reported previously. The Resources are estimated by kriging of approximately 231 boreholes plus deflections and are reported under SAMREC. The categories are the same as CIM categories. Quality controls include chain of custody, insertion of blanks, duplicates, standards and check assays as previously disclosed.

The Independent Qualified Person for the Mineral Resources is Charles Muller of Minxcon.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Note the Company’s 74% interest in the following reserves and resources is subject to the completion of the Consolidation Transaction announced on September 2, 2008 and which is described above at Item 2 a) “Results of Operations” and elsewhere in this document.

WBJV Project 1 – 100% Basis

Measured Mineral Resource (4E)	Cut-off (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content (4E)+	Content 4E (Moz)
Project 1 MR	300	6.603	8.38	1.33	55.333	1.779
Project 1 UG2	300	7.464	4.26	1.34	31.797	1.022
Total Measured	300	14.067	6.19	1.34	87.130	2.801

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.36	27%	2.26	4%	0.34	5%	0.42
Project 1 UG2	63%	2.68	26%	1.11	10%	0.43	1%	0.04

Indicated Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 & 1A MR	300	11.183	7.25	1.24	81.077	2.607
Project 1 & 1A UG2	300	19.209	4.46	1.39	85.672	2.754
Total Indicated	300	30.392	5.49	1.34	166.749	5.361

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 & 1A MR	64%	4.64	27%	1.96	4%	0.29	5%	0.36
Project 1 & 1A UG2	63%	2.81	26%	1.16	10%	0.45	1%	0.04

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 MR	300	0.154	8.96	1.06	1.380	0.044
Project 1 UG2	300	0.022	3.91	0.83	0.086	0.003
Total Inferred	300	0.176	8.33	1.03	1.466	0.047

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.73	27%	2.42	4%	0.36	5%	0.45
Project 1 UG2	63%	2.46	26%	1.02	10%	0.39	1%	0.04

Mineral Reserves – derived from the Measured & Indicated Resources and not in addition to them.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. “Resources” are not “Reserves” and so do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in our U.S. regulatory filings, File No. 001-033562, which may be secured from us, or from the SEC’s website at:  http://sec.gov

A Probable Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Resource, demonstrated by at least a Pre-Feasibility Study including adequate information on mining, processing, metallurgy, and economic and other factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Proven Reserve is the economically mineable part of a Measured Resource demonstrated by the same level and factors as above. A Proven Mineral Reserve implies that there is a high degree of confidence.

The current Mineral Reserve used for mine planning purposes has not yet taken the updated Resource into account.

The conversion to Mineral Reserves was undertaken at 3.5g/t stope cut-off grade. Each stope has been fully diluted for mine modeling purposes by way of planned dilution and additional dilution for all aspects of the mining process. The Inferred Resources are outside and in addition to the reserves.

The Independent Qualified Person for the Statement of Reserves is Tim Spindler.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Merensky				UG2
Tonnage	4E	Content 4E		Tonnage	4E	Content 4E
(000) T	(g/t)	Tonne	Moz	(000) T	(g/t)	Tonne	Moz
Merensky Proven				UG2 Proven
6,678	5.61	37.478	1.21	5,086	3.37	17.126	0.55
Merensky Probable				UG2 Probable
11,333	5.44	61.677	1.98	8,449	3.41	28.831	0.93
Total Merensky Mineral Reserves				Total UG2 Mineral Reserves
18,011	5.51	99.155	3.19	13,535	3.40	45.957	1.48

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 & 1A MR	64%	3.52	27%	1.49	4%	0.22	5%	0.28
Project 1 & 1A UG2	63%	2.15	26%	0.88	10%	0.34	1%	0.03

The prill splits as shown above are the same percentages as for the earlier reported Measured and Indicated Resources. The splits have a lower confidence level when compared to the 4E grades. The reserves are stated with certain risk factors including, but not limited to, mining project risks as highlighted in the “Risks and Opportunities” section as well in the disclosure statement.

The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of 156,000 tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. There are further Inferred Resources in the Project 1 area which may represent additional production potential. The lower grade UG2 resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent producing Bafokeng Rasimone Platinum Mine. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

The Merensky Reef will be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 Reef will be mined at widths between 105cm and 205cm at an average of 153cm.

The updated Project 1 mine design involves the construction of a platinum mine and concentrator to produce approximately 275,000 ounces of combined platinum, palladium, rhodium and gold (“4E”) in concentrate per year steady state for 9 years with a 22 year total underground mine life. The capital cost for the mine and concentrator complex were estimated at R3.55 billion (approximately $497 million at the time of writing) for peak funding and R4.76 billion (approximately $667 million at the time of writing) for life of mine funding. The current peak funding capital cost estimate is approximately R500 million (approximately $70 million) lower than the July 2007 estimate, primarily due to the reduction in capital costs resulting in a design change from 100% diesel self electrical generation capacity to a 25% stand by capacity as well as from improved mine development planning.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The results of the Updated Feasibility Study show a 23.5% Internal Rate of Return (pre-tax) Base Case, using 3 year trailing metal prices to September 2009, calculated on the monthly averages including US$1,343 per ounce for platinum. The Updated Feasibility Study model does not include escalation due to inflation of costs or metal prices.

Project 1 Resource Calculation Detail

The Mineral Resources reported in the Updated Feasibility Study had not been previously disclosed. This updated Resource is based on the additional drilling done in Project 1 & 1A areas. The Resource update was done to conform to a minimum 80cm resource cut which is in line with that used by producing mines in the area. Sampling practice, bore hole data, other factors and quality control and assurance are as reported previously. The Resources are estimated by kriging of approximately 231 boreholes plus deflections and are reported under SAMREC. The categories are the same as CIM categories. Quality controls include chain of custody, insertion of blanks, duplicates, standards and check assays as previously disclosed.

Project Area 3 – Mineral Resource Statement

MR = Merensky Reef; UG2 = Upper Group No. 2 chromitite seam; PGE=Platinum Group Metals.

The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

The following resources are quoted on a 100% basis. The Company has agreements in place whereby it will attain 74% of these resources.

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes	Grade 4E (g/t)	Potential Mining Width (m)	Tons PGE (4E)	Moz PGEs (4E)
Project 3 MR	100	4.040	6.26	1.12	25.307	0.814
Project 3 UG2	100	6.129	5.51	1.22	33.781	1.086
Total Inferred	100	10.169	5.81		59.088	1.900

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 3 MR	64%	4.01	27%	1.69	4%	0.25	5%	0.31
Project 3 UG2	62%	3.42	28%	1.54	9%	0.50	1%	0.06

The Qualified Person for the mineral resources reported above is Charles Muller of Minxcon.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Project 3 Resource Calculation Detail

A 14% geological loss for the Merensky Reef and UG2 Reef respectively was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey and a 3D seismic survey. The Merensky mineral resource estimate is based on 24 boreholes with 27 intercepts and the UG2 is based on 15 intercepts within the 224.28 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. (The prill splits and 4E estimates have been tested for reasonableness by kriging on the individual elements).  Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple kriging. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the mineral resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on new order prospecting permits that provide for the right to be converted to mining rights. Charles Muller of Minxcon is the Qualified Person for this report. He is registered with the South African Council for Natural Scientific Professions (“SACNASP”) (Registration No. 400201/04).

Northern Limb, Bushveld - War Springs and Tweespalk Properties

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company now holds New Order prospecting permits on 100% of this territory. Acquisition and exploration costs on these properties net of recoveries to February 28, 2010 total $3,399,732 (2009 - $3,588,374). The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the properties, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd., and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with JOGMEC, an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. The first and second year JOGMEC option commitments of US$1,500,000 has been completed with approximately 12,397 metres drilled to March 31, 2010. Total expenditures incurred by JOGMEC to February 28, 2010 amounted to approximately $1,667,157.  Further work programs for the War Springs project to be funded by JOGMEC in 2010 are currently being planned.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The Company has entered an agreement with JOGMEC whereby they may earn up to a 37% interest in the Company’s rights to the Waterberg project for an optional work commitment of US$3.2 million over 4 years. Total expenditures incurred by JOGMEC to February 28, 2010 amounted to approximately $268,271 on the Waterberg project.

On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs property based on drilling and exploration work conducted in the last three years. Details are as follow:

100% Basis

Reef	Cut-off 3E	Tonnage	3E			Ni		Cu		Channel Width
	cmg/t	T	g/t	G	Moz	%	t	%	t	cm
B Reef	300	20,934,894	0.95	19,947,131	0.641	0.18	35,870	0.14	27,863	657
C Reef	300	26,030,561	1.24	32,192,522	1.035	0.08	25,812	0.06	19,388	875
Total	300	46,965,455	1.11	52,139,652	1.676	0.13	64,965	0.10	49,868	734

Reef	Prill Splits
	Pt		Pd		Au
	g/t	%	g/t	%	g/t	%
B Reef	0.32	34	0.55	58	0.08	8
C Reef	0.20	16	0.97	78	0.07	6

The War Springs Mineral Resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6 metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. A 5% geological loss has been applied. Eighteen holes had been completed by the end of May 2005, relating to 7,433 metres of drilling. A total of 8,188 samples were collected for the determination of elements Platinum, Palladium, Gold, Copper and Nickel. Four additional boreholes were drilled (1,646m) during the period November 2005 to early February 2006, on high priority soil targets (Phase 2 Drilling Program). An additional 1,738 samples were collected for analysis. Of the 22 boreholes drilled, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on a 250 metre spacing, combined with a review of the cut-off, form the basis of the updated Inferred Mineral Resource estimation reported in a NI43-101 document, compiled by Minxcon (Pty) Ltd, dated March, 2008. Mr. Charles Muller of Minxcon is the Qualified Person for the War Springs resource estimate. Samples were analyzed under Platinum Group’s previously published protocols for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted certified analytical facilities. Assays were completed by standard fire assay procedures with preparation at the Setpoint facility at Mokopane and final assays at Genalysis Laboratories Services Pty Ltd. in Perth Australia or Anglo Research Laboratories.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Lac Des Iles Area Properties, Ontario

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 2.0% Net Smelter Return Royalty. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On June 28, 2000, the Company entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), the issue of 30,303 shares (issued) and the completion of exploration expenditures. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty.

The Company has conducted small work programs on its Lac Des Iles projects during 2008 and 2009. A 1,125 metre drill program was completed on the projects in the first quarter of 2008 and a further 978 metres was completed in February of 2009. Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in this area in the future.

e)

Administration Expenses

The Company maintains a corporate office in Canada and both a corporate and field office in South Africa.  The Company has grown substantially in recent years.  Before a non-cash charge for stock based compensation of $137,600 (2009 - $1,175,451), and not including interest in the period of $212,645 (2009 - $24,274), general and administrative expenses totaled $2,908,532 (2009 - $2,657,703).  The costs described above include management and consulting fees of $649,463 (2009 - $622,048); office and miscellaneous expenses of $95,697 (2009 - $94,330); professional fees of $465,773 (2009 - $397,771); salaries and benefits of $845,421 (2009 - $849,898); shareholder relations expense of $118,604 (2009 - $209,711); travel expenses of $215,537 (2009 - $307,432); news release, print and mailout expenses of $32,382 (2009 - $31,759) and promotion expenses of $82,343 (2009 - $96,132).

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

f)

Related Party Transactions

Management, consulting fees and salaries incurred with directors and officers during the period amounted to $400,580 (2009 - $196,377). Of this amount, approximately $224,538 (2009 - $103,877) was paid as fees to the Company’s President, and $176,042 (2009 - $92,500) was paid as salary for the Company’s CFO. At February, 2010 there were $Nil in fees (2009 - $17,997) owed and included in accounts payable.

The Company has provided services at market rates for day-to-day administration and accounting to MAG Silver Corp. (“MAG”), a company with two common directors and a common officer. Fees received have been credited by the Company against its own administrative costs.

The Company received service fees of $57,847 (2009 - $68,489) during the period from MAG. Amounts receivable from MAG at the end of the period include an amount of $14,853 for fees due (2009 - $25,068). The service fees the Company receives from MAG will be reduced or eliminated in 2010 as MAG Silver is handling its own administration.

During the period the Company accrued or received service fees of $8,000 (2009 – $26,000) from West Timmins Mining Inc. (“WTM”), a company which prior to being acquired by Lake Shore Gold Corp, had three common directors and a common officer. Amounts receivable from WTM at the end of the period included an amount of $1,981 for administration fees and other trade receivables (2009 – $27,509). These service fees are being eliminated in 2010, since WTM was acquired by Lakeshore Gold. Corp.

During the period ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director. During the period ended February 28, 2010 the Company accrued or paid Anthem $43,853 under the office lease agreement (2009 - $43,298). The space occupied approximates one third of 6,050 square feet in a first tier building located in downtown Vancouver, British Columbia. The rental rate was negotiated on an “arm’s length basis”.

All of the above transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations’ Expenses

Shareholder relations’ expense during the period totaled $118,604 (2009 - $209,711).  The decrease from the prior year is due to more normalized expenditures for the period, whereas in the previous year the volatile economic circumstances required greater effort and spending in this cost area. The Company manages its shareholder relations as an internal function and the Company actively seeks to raise its profile with both retail and institutional investors. From June 2005 to present Mr. Tony Mahalski of LM Associates in London, U.K., has also been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h)

Travel and Promotion Expenses

Travel expenses for the period amounted to $215,537 (2009 - $307,432). These activities relate to the supervision of ongoing operations in South Africa and Canada, new property investigations and meetings with potential and current institutional and sophisticated investors. Travel related to all of these activities was lower during the period than in the same period in 2009. Promotional expenses in the period amounted to $82,343 (2009 - $96,132) and these costs relate to design work, media relations, printed material, postage and trade show attendance and efforts were made to reduce such costs during the period.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

i)

Property Acquisition and Capital Expenses

Property acquisition expenditures and capital costs during the year totaled $43,486 (2009 - $59,045). These expenditures were incurred to acquire or maintain option rights to South African mineral properties.

The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. Apart from a possible buy-out of the War Springs and Tweespalk properties, the Company has no other required property acquisition payments due to vendors under mineral property option agreements. At the time of writing the Company was incurring further property acquisition expenses, such as research and staking expenses, through its activities in Ontario, Canada and South Africa.

During the year ended August 31, 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares at a price of Rand 8.0 million (approx. $1.09 million). During the 2008 year the Company also entered into an agreement for the purchase of surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for the price of Rand 15.07 million (approx. $2.07 million). Prior to August 31, 2008 the Company paid a 10% deposit of Rand 1.507 million (approx. $0.20 million) for this property and the balance of Rand 13.562 million (approx. $1.953 million) was accrued as a payable at August 31, 2008 and later paid in March 2009 to initiate statutory registration of the surface rights in the Company’s name. The rights to these two properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm held for the benefit of the WBJV as described above.

j)

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

3.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision (iv) stock based compensation and (v) recoverability of its interest in the WBJV as the main estimates for the following discussion. Please refer to Note 2 of the Company’s Audited consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties including its investment in the WBJV, to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2005 fiscal year, The Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model based on certain assumptions. For the year ended August 31, 2009 the assumptions were as follows; no dividends were paid, a weighted average volatility of the Company’s share price of 77.97%, a weighted average annual risk free rate of 2.59% and an expected life of 3.21 years. The resulting weighted average option pricing resulted in an expense for stock options in the year ended August 31, 2009 of $2,518,107. Of the $2,518,107 in cost calculated for August 31, 2009 an amount of $2,100,736 was expensed while $417,371 was capitalized to deferred mineral property exploration costs in the Company’s WBJV interest. In the period ended February 28, 2010 no stock options were granted. Of the $164,894 in cost calculated for February 28, 2010 for options vested in the period an amount of $137,600 was expensed while $27,294 was capitalized to deferred mineral property exploration costs in the Company’s WBJV interest, not including gross up FIT liability of $10,900.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

4.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are set out in Note 2 of its Financial Statements for the period ended February 28, 2010. There are several policies that are significant to the financial results of the Company.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability when facts and circumstances indicate that the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Future income taxes are calculated based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

5.

RECENT ACCOUNTING PRONOUNCEMENTS

CICA Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 was adopted September 1, 2009, and doing so has had no effect.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

In July 2009, the CICA approved amendments to Section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments. The amendments to Section 3862 apply for financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

Convergence with International Financial Reporting Standards (“IFRS”). In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company no later than the quarter ended November 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

6.

LIQUIDITY AND CAPITAL RESOURCES

During the period the Company issued a total of 1,111,625 (2009 – 5,052,720) common shares for net cash proceeds of $1,114,824 (2009 - $7,418,680). Cash proceeds are primarily spent on mineral property and surface right acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity. At February 28, 2010 the Company had cash, cash equivalents on hand of $32,810,524 compared to $6,253,999 at February 28, 2009.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its joint venture partners to cover the costs of the WBJV and JOGMEC. The balance of cash outflows is made up of management and consulting fees and salaries of $1,494,884 (2009 - $1,471,946) and other general and administrative expenses of $1,413,648 (2009 - $1,185,757).

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The following Table discloses the Company’s continual obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk projects (these optional acquisition payments are included in the following table), the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations. Under the terms of several of the Company’s mineral property option and purchase agreements, the Company is required to make certain scheduled acquisition payments as summarized in the table below in order to preserve the Company’s interests in the related mineral properties. In the event the Company is unable or unwilling to make these payments, it is likely that the Company would forfeit its rights to acquire the related properties.

Payments by period in Canadian Dollars
Total		< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Equalization amount due Anglo Platinum(1)	$25,700,000	$25,700,000	$0	$0	$0
Purchase price due Wesizwe Platinum(1)	$57,120,000	$57,120,000	$0	$ 0	$0
Past Exploration Costs due Wesizwe Platinum(1)	$2,060,000	$2,060,000	$0	$0	$0
Optional Acquisition Payments (War Springs & Tweespalk)(2)	$3,250,000	$3,250,000	$0	$0	$0
Lease Obligations	$63,198	$51,342	$ 11,856	$0	$0
Totals	$88,193,198	$88,181,342	$11,856	$ 0	$ 0

Explanatory Notes:

(1)

The requirement to pay and the due date of these items is dependent upon the effective date of the transaction announced September 2, 2008. The effective date is expected in mid 2010. The equalization amount is denominated in Rand and is estimated at Rand 185 million at period end. The Wesizwe purchase amount is also denominated in Rand and is set at Rand 408 million. The past exploration costs due to Wesizwe are set at US $2.0 million. See discussions at item 2. a) "Results of Operations" and item 2. d) “Exploration Programs and Expenditures” above and discussion below in this section.

(2)

The optional acquisition payments for the War Springs and Tweespalk properties are denominated in US dollars. See item 2. d) “Exploration Programs and Expenditures” above.

As detailed in the table above, the Company will be required to pay an equalizing amount under the terms of the WBJV agreement based on the measured, indicated and inferred 4E PGE ounces reported in a Feasibility Study. Under the original terms of the WBJV this equalization amount would be due to Anglo Platinum only after a decision to mine is taken by the partners of the WBJV, or as detailed below. See item 2. d) “Exploration Programs and Expenditures” above for details of how the equalizing payment will be calculated.

Should the Consolidation Transaction announced September 2, 2008 become effective, the equalization amount will become due to Anglo Platinum on the effective date of the final agreement. The effective date will occur once all conditions precedent have been fulfilled. It is anticipated this date will be in mid 2010. In the event the Company does not make the equalization payment on the date required, Anglo Platinum can elect to extend the paymentdeadline for up to six months, with interest, or may elect to take payment in common shares of Wesizwe, at which point the right to accept the equalization payment would transfer to Wesizwe.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

Also as detailed in the table above, under the terms of the Consolidation Transaction, the Company would be required to make both a purchase payment and past exploration cost payment to Wesizwe. The purchase payment would be due nine months after the effective date of the final agreement. See Item 2. a) “Results of Operations” for more detail. In the event the Company does not make the required Wesizwe purchase payment, Wesizwe would have the right to dilute the Company for up to a 19% reduction in its 74% interest in Projects 1 and 3, taking the Company to a 55% interest position.

Cash at February 28, 2010 is sufficient to fund the general operation costs of the Company well into fiscal 2010, but will be insufficient to cover the payments envisioned should the proposed transaction announced September 2, 2008 become effective. The Company is considering and analyzing various strategies to maximize shareholder value going forward. One strategy would be to simply conserve working capital and look toward potential traditional construction financing in 2010. The Company continues to discuss financing possibilities with several large banks who have expressed interest to be involved in the financing of Project 1. A second option would be to consider a strategic partner who has the financial ability to finance Project 1 construction costs, possibly with a metal price instrument or hedge. A third option would be to sell some or all of the South African projects at the most favorable price for shareholders. All three options are currently being pursued.

7.

OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares authorized for issuance without par value. At February 28, 2010 there were 93,927,292 common shares outstanding, 5,038,000 incentive stock options outstanding and 12,537,150 common share purchase warrants outstanding. During the period ending February 28, 2010, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise.

At April 12, 2010 there were 93,927,292 common shares outstanding, 5,038,000 incentive stock options outstanding and 12,537,150 common share purchase warrants outstanding.

8.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Securities and Exchange Commission and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of February 28, 2010 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company retained an independent third party specialist in 2009 to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at February 28, 2010, the Company’s disclosure control procedures were effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

The Company also maintains a system of internal controls over financial reporting designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company retained an independent third party specialist in 2009 to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors.

The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.

From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

During the year ended August 31, 2007, the Company effected changes in internal control over financial reporting that have materially affected, or may materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; and (ii) reviewed and refined internal control processes; and (iii) adopted and published new corporate governance policies; and (iv) reviewed and improved general controls over information technology; and (v) enhanced financial control over period close processes. During the period ended February 28, 2010 there were no significant changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at February 28, 2010. Based on this evaluation, management has concluded that as at February 28, 2010, the Company’s internal control over financial reporting was effective.

The Company’s evaluation of internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the quarter ended February 28, 2010

9.

NYSE AMEX LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE AMEX LLC (formerly the American Stock Exchange) (“NYSE-AMEX”). Section 110 of the NYSE-AMEX company guide permits NYSE-AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from NYSE-AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-AMEX standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

10.

OTHER INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended August 31, 2009, may be found on SEDAR at www.sedar.com. and on EDGAR at www.sec.gov.

11.

SUBSEQUENT EVENTS

There were no material subsequent events at the date of this document.

Subsequent events of a non-material nature may be discussed elsewhere within this document.

12.

LIST OF DIRECTORS AND OFFICERS

a) Directors:	b) Officers:
R. Michael Jones	R. Michael Jones (Chief Executive Officer)
Frank R. Hallam (Secretary)	Frank R. Hallam (Chief Financial Officer)
Iain McLean	Peter C. Busse (Chief Operating Officer)
Eric Carlson
Barry W. Smee